Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Industrial Property Trust Inc.:
We consent to the incorporation by reference in the registration statements No. 333-194656 on Form S-8 and No. 333-184126 on Form S-3 of Industrial Property Trust Inc. and subsidiaries of our report dated March 8, 2018, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (and financial statement Schedule III-Real Estate and Accumulated Depreciation) (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Industrial Property Trust Inc.

/s/ KPMG LLP

Denver, Colorado
March 8, 2018